SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                               Commission File Number: 000-26011

                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K      [ ] Form 11-K     [ ] Form 20-F     |X| Form 10-Q
[ ] Form N-SAR
        For Period Ended:  September 30, 2002
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
        For Period Ended:  N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                           INTERNET CABLE CORPORATION
                       ----------------------------------
                            (Full name of registrant)

                         Former name if applicable: N/A

                                195 Riviera Drive
                                     Unit 2
                                Markham, Ontario
                                 Canada L3R 5J6
                     (Address of principal executive office)

                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-QSB of Internet Cable Corporation (the "Registrant") was not completed by November 14, 2002, the last day for a timely filing of such Quarterly Report for the period ended September 30, 2002 because all necessary information which was required for a complete and accurate report was not available, causing a delay which could not be avoided without unreasonable cost and expense to the Registrant. Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-QSB will be filed on or before November 19, 2002, in accordance with Rule 12b-25(b).




                                                PART IV
                                           OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


            Jill MacDonald                    (800)                 646-8289
            --------------                    -----                 --------
                 (Name)                    (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected on the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that net income increased in the nine months ended September 30, 2002 resulting in net income from a net loss in the same period in 2001.

                           INTERNET CABLE CORPORATION
                           --------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2002                          By:  /s/ Jill Macdonald
                                                     ---------------------------
                                                  Name:  Jill Macdonald
                                                  Title: Chief Financial Officer